Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com


April  26,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

   Attn:  Mr.  Jeffrey  Riedler

     Re:  DNAPrint  Genomics,  Inc.
          Amendment No. 1 to Registration Statement on Form SB-2 Filed April 10, 2006
          File  Number:  333-133168

Dear  Mr.  Riedler:

I am securities counsel for DNAPrint Genomics, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement No. 333-133168, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to the comment received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated April 24, 2006.

Set  forth  below  is  the  Company's  response  to  the  Staff's  comment.

Comment
-------

Comment  1.     Please  revise  your  registration  statement  to  include  the signatures of your controller or chief accounting officer and the majority of the members of your board of directors.

Response  1.     The  Company  has  made  the  revision  requested by the Staff.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly

                              Amy  M.  Trombly
                              Counsel  for  DNAPrint  Genomics,  Inc.

cc:     DNAPrint  Genomics,  Inc.